Exhibit 99.1

Fiverr Announces Second Quarter 2020 Results

●	Strong growth: Revenue grew 82% y/y in Q2’20 with strong execution across product, marketing and operation during the global pandemic
●	Historical level of new buyers: Active buyers grew 28% y/y to 2.8 million, implying net adds of over 300K in Q2’20 vs Q1’20
●	Achieved profitability: Achieved quarterly Adjusted EBITDA profitability for the first time in Fiverr’s history and targeting Adjusted EBITDA profitability for future quarters in 2020
●	Promoted Gigs expansion: Promoted Gigs are now available to many more sellers, in 15 categories, and on both search and category pages
●	Two new localized sites: Launched two additional non-English websites in Italian and Dutch as we continued to expand into European countries
●	Introduced Fiverr Business: a dedicated environment for business buyers to transact and collaborate on Fiverr - marking a key investment in going upmarket
●	Our guidance: Provided Q3’20 and raised FY20 guidance - revenue is now expected to grow 66-68% for FY20 with expected FY20 Adjusted EBITDA profitability

NEW YORK, August 5, 2020 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the second quarter of 2020 ended June 30, 2020. Complete operating results and management commentary can be found by accessing the Company’s shareholder letter posted to its investor relations website at investors.fiverr.com.

“We have delivered an outstanding quarter of results as our strong execution amidst the COVID-19 pandemic resulted in 82% y/y growth in revenue and Adjusted EBITDA profitability. I’m incredibly proud that Fiverr has been playing an important role in the livelihoods of individuals and businesses everywhere during this challenging global environment,” said Fiverr founder and CEO Micha Kaufman. “As businesses endeavor to reshape their team structures and accelerate the pace of digital transformation, I believe there is a tremendous amount of growth runway ahead of us.”

Ofer Katz, Fiverr CFO, added, “Fiverr has reached an inflection point in Q2, having achieved Adjusted EBITDA profitability and brought our topline scale to the next level. While the global macroeconomic conditions remain highly uncertain, we are confident that our business model, strong execution ability and financial discipline will continue to drive our growth forward.”

Second Quarter 2020 Financial Highlights

●	Revenue in the second quarter of 2020 was $47.1 million, an increase of 82% year over year.
●	Active buyers as of June 30, 2020, grew to 2.8 million, compared to 2.2 million as of June 30, 2019, an increase of 28% year over year.
●	Spend per buyer as of June 30, 2020, reached $184, compared to $157 as of June 30, 2019, an increase of 18% year over year.
●	Take rate for the twelve months ended June 30, 2020, was 27.0%, up from 26.4% for the twelve months ended June 30, 2019, an increase of 60 basis points year over year.
●	GAAP gross margin in the second quarter of 2020 was 83.1%, an increase of 360 basis points from 79.5% in the second quarter of 2019. Non-GAAP gross margin in the second quarter of 2020 was 84.4%, an increase of 300 basis points from 81.4% in the second quarter of 2019.
●	GAAP net loss in the second quarter of 2020 was ($0.1) million, or less than ($0.01) net loss per share, compared to ($9.4) million, or ($0.88) net loss per share, in the second quarter of 2019. Non-GAAP net income (loss) in the second quarter of 2020 was $3.6 million, or $0.11 and $0.10 basic and diluted net income (loss) per share, respectively, compared to ($4.9) million, or ($0.19) for both basic and diluted net income (loss) per share, in the second quarter of 2019.
●	Adjusted EBITDA[1] in the second quarter of 2020 improved to $3.1 million, compared to ($4.9) million in the second quarter of 2019. Adjusted EBITDA margin was 6.7% in the second quarter of 2020, an improvement of 2,570 basis points from (19.0%) in the second quarter of 2019.

Financial Outlook

We are introducing Q3’20 guidance and raising our full-year guidance. Given these unprecedented times and the dynamic impact of COVID-19 on economies globally, we will provide investors with updated business trends as they evolve.

	Q3 2020	FY 2020
Revenue	$48.0 - $49.0 million	$177.5 - $179.5 million
Year over year growth	72 - 76%	66 - 68%
Adjusted EBITDA	$2.0 - $3.0 million	$4.5 - $6.5 million

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Wednesday, August 5, 2020, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 360-3590, or (412) 317-5278 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Wednesday, August 12, 2020, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States and enter replay code 10145989.

About Fiverr

Fiverr's mission is to change how the world works together. The Fiverr platform connects businesses of all sizes with skilled freelancers offering digital services in more than 400 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended June 30, 2020, 2.8 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to visit us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:

Jinjin Qian

investors@fiverr.com

Press:
Siobhan Aalders

press@fiverr.com

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$127,542	$24,171
Marketable securities	44,300	88,559
User funds	84,610	55,945
Bank deposits	30,000	15,000
Restricted deposit	324	324
Other receivables	3,570	3,117
Total current assets	290,346	187,116

Marketable securities	87,841	21,805
Property and equipment, net	5,499	5,321
Intangible assets, net	6,048	7,188
Goodwill	11,240	11,240
Restricted deposit	3,168	3,168
Other non-current assets	471	522
Total assets	$404,613	$236,360

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$5,963	$3,749
User accounts	79,933	53,013
Deferred revenue	5,054	3,248
Other account payables and accrued expenses	25,601	21,426
Current maturities of long-term loan	508	503
Total current liabilities	117,059	81,939

Long-term loan and other non-current liabilities	3,970	5,612

Total liabilities	121,029	87,551

Shareholders' equity:
Share capital and additional paid-in capital	446,819	306,334
Accumulated deficit	(164,042)	(157,763)
Accumulated other comprehensive income	807	238
Total shareholders' equity	283,584	148,809
Total liabilities and shareholders' equity	$404,613	$236,360

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2020		2019	2020	2019
	(Unaudited)			(Unaudited)
Revenue		$47,130	$25,912	$81,280	$49,675
Cost of revenue		7,957	5,305	14,777	10,241
Gross profit		39,173	20,607	66,503	39,434

Operating expenses:
Research and development		10,533	8,457	20,507	16,073
Sales and marketing		23,207	15,852	41,428	31,228
General and administrative		6,031	5,621	11,621	9,977
Total operating expenses		39,771	29,930	73,556	57,278
Operating loss		(598)	(9,323)	(7,053)	(17,844)
Financial income (expense), net		491	(10)	822	204
Loss before income taxes		(107)	(9,333)	(6,231)	(17,640)
Income taxes		(17)	(20)	(48)	(26)
Net loss		(124)	(9,353)	(6,279)	(17,666)
Deemed dividend to protected ordinary shareholders		-	-	-	(632)
Net loss attributable to ordinary shareholders		(124)	(9,353)	(6,279)	(18,298)
Basic and diluted net loss per share attributable to ordinary shareholders	$	(* )	$(0.88)	$(0.19)	$(2.06)
Basic and diluted weighted average ordinary shares		33,172,593	10,664,285	32,484,425	8,868,123

* Represents amounts less than 0.01

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	$(124)	$(9,353)	$(6,279)	$(17,666)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,016	910	1,981	1,717
Amortization of discount on marketable securities	(66)	-	(337)	-
Shared-based compensation	3,062	2,216	5,824	3,962
Net income from exchange rate fluctuations	19	116	213	63
Changes in assets and liabilities:
User funds	(20,737)	(1,942)	(28,665)	(10,267)
Other receivables	(335)	(44)	113	(1,291)
Trade payables	2,764	365	2,180	876
User accounts	19,782	1,942	26,920	10,267
Deferred revenue	796	-	1,806	-
Other account payables and accrued expenses	857	2,599	3,582	4,093
Payment of contingent consideration	(1,960)	-	(1,960)	-
Non-current liabilities	164	(163)	162	(105)
Net cash provided by (used in) operating activities	5,238	(3,354)	5,540	(8,351)

Investing Activities
Acquisition of business, net of cash acquired	-	-	-	(9,967)
Purchase of property and equipment	(406)	(282)	(537)	(459)
Capitalization of internal-use software	(166)	(221)	(451)	(324)
Other receivables and non-current assets	2	-	54	(122)
Bank deposits	(15,000)	(10,000)	(15,000)	(20,000)
Investment in marketable securities	(135,036)	(109,391)	(171,822)	(109,391)
Proceeds from sale of marketable securities	113,451	-	150,539	-
Net cash used in investing activities	(37,155)	(119,894)	(37,217)	(140,263)

Financing Activities
Proceeds from exercise of options	2,704	485	4,652	541
Proceeds from initial public offering, net	-	117,362	-	117,362
Proceeds from issuance of protected ordinary shares, net	-	-	-	4,340
Payment of deferred issuance costs related to initial public offering	-	-	-	(405)
Proceeds from follow on offering, net	130,670	-	130,670	-
Payment of contingent consideration	(2,040)	-	(2,040)	-
Repayment of long-term loan	(124)	(116)	(244)	(228)
Tax withholding in connection with employees' options exercises	(16)	-	2,256	-
Net cash provided by financing activities	131,194	117,731	135,294	121,610

Effect of exchange rate fluctuations on cash and cash equivalents	55	(7)	(246)	161

Increase (decrease) in cash and cash equivalents	99,332	(5,524)	103,371	(26,843)
Cash and cash equivalents at the beginning of period	28,210	34,636	24,171	55,955
Cash and cash equivalents at the end of period	$127,542	$29,112	$127,542	$29,112

KEY PERFORMANCE METRICS

	Twelve Months Ended
	June 30,
	2020	2019
	(Unaudited)
Annual active buyers (in thousands)	2,792	2,175
Annual spend per buyer ($)	$184	$157

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT

(In thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP gross profit	$39,173	$20,607	$66,503	$39,434
Add:
Share-based compensation	87	28	157	50
Depreciation and amortization	499	450	973	856
Non-GAAP gross profit	$39,759	$21,085	$67,633	$40,340
Non-GAAP gross margin	84.4%	81.4%	83.2%	81.2%

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(124)	$(9,353)	$(6,279)	$(18,298)
Add:
Deemed dividend to protected ordinary shareholders	-	-	-	632
Depreciation and amortization	1,016	910	1,981	1,717
Share-based compensation	3,062	2,216	5,824	3,962
Other initial public offering related expenses	-	416	-	416
Contingent consideration revaluation and acquisition related costs	(337)	868	(466)	1,446
Non-GAAP net income (loss)	3,617	(4,943)	1,060	(10,125)
GAAP basic weighted average number of ordinary shares outstanding	33,172,593	10,664,285	32,484,425	8,868,123
Add:
Additional weighted average shares giving effect to exchange of protected ordinary shares at the beginning of the period	-	15,959,764	-	17,266,411
Non-GAAP basic weighted average number of ordinary shares outstanding	33,172,593	26,624,049	32,484,425	26,134,534
Non-GAAP basic net income (loss) per share attributable to ordinary shareholders	$0.11	$(0.19)	$0.03	$(0.39)
Non-GAAP diluted weighted average number of ordinary shares outstanding	36,053,713	26,624,049	34,715,990	26,134,534
Non-GAAP diluted net income (loss) per share attributable to ordinary shareholders	$0.10	$(0.19)	$0.03	$(0.39)

Note: Non-GAAP basic and diluted net loss per ordinary share for the three and six months ended June 30, 2019 were calculated based on ordinary shares outstanding after accounting for the exchange of Fiverr’s then outstanding protected ordinary shares into 18.7 million ordinary shares as though such event had occurred at the beginning of the periods.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(In thousands, except adjusted EBITDA margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP net loss	$(124)	$(9,353)	$(6,279)	$(17,666)
Add:
Financial (income) expense, net	(491)	10	(822)	(204)
Income taxes	17	20	48	26
Depreciation and amortization	1,016	910	1,981	1,717
Share-based compensation	3,062	2,216	5,824	3,962
Other initial public offering related expenses	-	416	-	416
Contingent consideration revaluation and acquisition related costs	(337)	868	(466)	1,446
Adjusted EBITDA	$3,143	$(4,913)	$286	$(10,303)
Adjusted EBITDA margin	6.7%	(19.0)%	0.4%	(20.7)%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP research and development	$10,533	$8,457	$20,507	$16,073
Less:
Share-based compensation	1,202	901	2,244	1,536
Depreciation and amortization	130	109	246	212
Acquisition related costs	-	47	-	94
Non-GAAP research and development	$9,201	$7,400	$18,017	$14,231

GAAP sales and marketing	$23,207	$15,852	41,428	$31,228
Less:
Share-based compensation	552	467	1,079	723
Depreciation and amortization	338	308	668	564
Acquisition related costs	-	410	121	698
Non-GAAP sales and marketing	$22,317	$14,667	$39,560	$29,243

GAAP general and administrative	$6,031	$5,621	$11,621	$9,977
Less:
Share-based compensation	1,221	820	2,344	1,653
Depreciation and amortization	49	43	94	85
Other initial public offering related expenses	-	416	-	416
Contingent consideration revaluation and acquisition related costs	(337)	411	(587)	654
Non-GAAP general and administrative	$5,098	$3,931	$9,770	$7,169

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

We are not able to provide a reconciliation of Non-GAAP financial measures guidance for the third quarter of 2020, and the fiscal year 2020 to the comparable GAAP measures, because certain items that are excluded from Non-GAAP financial measures cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, and income or loss on revaluation of contingent consideration, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the third quarter of 2020 and the fiscal year ended December 31, 2020, our expected future Adjusted EBITDA profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2020 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.